FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  November 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


              Notification Regarding Share of Voting Rights at VCE
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CEZ, a. s., hereby notifies that on November 24, 2003, the structure of its share of voting rights at Vychodoceska energetika, a. s.


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                                                Before change    After change
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  Total share of voting rights in %:               98.68             98.83
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  Percentage of shares owned                       91.81             98.78
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  Share ensuing from buyout offers which were      6.87              0.05
  accepted but not yet settled
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The settlement of all offers accepted during the period that the share buyout offer announced on September 15, 2003 was binding will be completed on December 3,2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.

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                                                             (Registrant)
Date:  November 26, 2003


                                                         /s/ Libuse Latalova
                                                 By:
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                                                           Libuse Latalova
                                                  Head of Finance Administration